An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.  Information contained in this Preliminary Offering Circular is subject to completion or amendment.  These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified.  This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Elio Motors, Inc.
2,090,000 Shares of Common Stock
Minimum purchase:  50 Shares ($600.00)

We are offering a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis.  If $12,600,000 in subscriptions for the shares (the “Minimum Offering”) is not deposited in escrow on or before December 31, 2015 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest.  Subscribers have no right to a return of their funds during the Minimum Offering Period.  If this minimum offering amount has been deposited by December 31, 2015, the offering may continue until the earlier of March 31, 2016 (which date may be extended at our option) or the date when all shares have been sold.  We reserve the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds.  See “Plan of Distribution” and “Securities Being Offered” for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock.  We intend to apply to have our shares of common stock approved for trading on the OTCQX marketplace and expect to trade under the symbol “ELIO” upon the completion of this offering.

These are speculative securities.  Investing in our shares involves significant risks.  You should purchase these securities only if you can afford a complete loss of your investment.  See “Risk Factors” beginning on page 4.
	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$12.00	$0.00	$12.00
Total Minimum:	1,050,000	$12,600,000	$0.00	$12,600,000
Total Maximum:	2,090,000	$25,080,000	$0.00	$25,080,000

(1)	We do not intend to use commissioned sales agents or underwriters.
(2)
Does not include expenses of the offering, including costs of blue sky compliance, fees to be paid to FundAmerica Securities, LLC, and costs of posting offering information on StartEngine.com, estimated to be $1,250,000 and $2,340,000 for the minimum and maximum offering amounts, respectively.  See “Plan of Distribution”.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials.  These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.
2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(480) 500-6800 ext 5; www.eliomotors.com

The date of this Preliminary Offering Circular is November 18, 2015

TABLE OF CONTENTS

OFFERING SUMMARY	3

RISK FACTORS	4

DILUTION	9

USE OF PROCEEDS	10

BUSINESS	11

PROPERTIES	21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	23

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	28

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	31

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	32

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	33

SECURITIES BEING OFFERED	35

PLAN OF DISTRIBUTION	38

FINANCIAL STATEMENTS	41

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular.  This summary does not contain all the information that may be important to you.  You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 4.  References to “we,” “us,” “our,” or the “company” mean Elio Motors, Inc.

Our Company

Elio Motors, Inc. (“Elio” or the “Company”), is a designer, developer and manufacturer of highly efficient, low cost automobiles. Leveraging existing automotive technologies and partnerships with the world’s leading automotive engineering firms and component suppliers, the Company is engineering and building a high quality, safe, environmentally-friendly vehicle – the Elio – for sale initially in the United States market.

This Offering

Securities offered
Minimum of 1,050,000 shares of common stock ($12,600,000)
Maximum of 2,090,000 shares of common stock ($25,080,000)
We reserve the right to accept subscriptions for up to an additional 418,000 shares for up to an additional $5,016,000.

Common stock outstanding before the offering (1)	25,077,500 shares

Common stock outstanding after the offering (1)(2)	27,167,500 shares

Use of proceeds	The net proceeds of this offering will be used primarily to develop and validate additional prototypes of the Elio.

Risk factors
Investing in our shares involves a high degree of risk.  As an investor you should be able to bear a complete loss of your investment.  You should carefully consider the information set forth in the “Risk Factors” section of this offering circular.

(1)
Does not include the following currently exercisable or convertible outstanding securities:  shares of common stock issuable upon an option to purchase a 7% ownership interest in the Company; up to 45,900 shares of common stock issuable upon exercise of a warrant; and 785,760 shares of common stock issuable upon conversion of approximately $4,700,000 in aggregate principal amount of our convertible notes.

(2)	Assumes the sale of 2,090,000 shares. If we accept subscriptions for an additional 418,000 shares, the number of shares outstanding after the offering will be 27,858,500.

We effected a 500-for-1 forward stock split on our issued and outstanding shares of common stock as of July 14, 2015.  Unless the context indicates otherwise, all share and per-share common stock information in this offering circular gives effect to the 500-for-1 stock split.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties.  You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering.  If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment.  The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment.  Elio Motors was formed in October 2009 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of Elio vehicles. The Elio is in development, and we do not expect to start delivering to customers until the fourth quarter of 2016 at the earliest. The Elio vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

It is anticipated that we will experience an increase in losses prior to the launch of the Elio.

For the fiscal year ended December 31, 2014, Elio Motors generated a loss of over $24 million, bringing the accumulated deficit to $44,956,239 at December 31, 2014.  For the six months ended June 30, 2015, we generated a loss of $8.8 million (unaudited), bringing our accumulated deficit to $53,793,387 (unaudited).  We anticipate generating a significant loss for the current fiscal year.  The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We have no revenues, are currently in debt, and expect significant increases in costs and expenses to forestall revenues for the foreseeable future. Even if we are able to successfully develop the Elio, there can be no assurance that we will be commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of the Elio, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture the Elio and its components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the Elio;

•	open Elio Motors stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We have a significant amount of debt, which is secured by all of our assets, including manufacturing equipment.

As of December 31, 2014, we had outstanding secured loans totaling $30,696,259, of which $1,600,000 is classified as short-term.  Our manufacturing equipment located in the Shreveport, Louisiana, facility has been pledged as collateral to secure the repayment of these loans. If we are unable to repay any of our secured loans, a decision by the lender to foreclose on its security interest would materially and adversely affect our future.

We have a significant working capital deficiency.

At December 31, 2014, our working capital deficit was $8,446,483.  This deficit increased to $10,631,640 (unaudited) at June 30, 2015.  We have been raising funds through reservations of the Elio, a private placement of our securities, and the sale of excess equipment to meet our cash needs.  Our current liabilities include a note due December 31, 2015, which was in the principal amount of $1,600,000 at December 31, 2014.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business.  Even if we successfully raise $25 million from this offering, we estimate that we will need to raise an additional estimated $240 million to reach the vehicle production stage.  We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions.  This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch the Elio.  We cannot assure anyone that we will be able to raise additional funds when needed.

Among the possible sources of funding is a loan through the Advanced Technology Vehicles Manufacturing (ATVM) Program.  We have applied for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing, which includes the proceeds from this current offering. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet the Company’s funding milestones. If the Company were to fail to obtain these loan proceeds within the timeframe needed to support its proposed production timetable or not be funded at all, it is likely the Company would experience significant delays in its production timetable.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future.  Your rights and the value of your investment in the common stock could be reduced.  Interest on debt securities could increase costs and negatively impacts operating results.  Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.  The terms of preferred stock could be more advantageous to those investors than to the holders of common stock.  In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.  Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We face significant barriers in our attempt to produce the Elio, and if we cannot successfully overcome those barriers the business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle. We currently have a few drivable early prototypes of the Elio, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only three-wheeled vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing a power train, suspension, chassis and other systems with comparable performance to a traditional, four-wheeled gasoline powered or hybrid vehicle in terms of range and power, inexperience with servicing vehicles, and unproven high-volume customer demand for three-wheeled vehicles. We must successfully overcome these barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt three-wheeled, front and back seated two-passenger vehicles.

If we cannot develop sufficient market demand for three-wheeled vehicles, we will not be successful.  Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about three-wheeled vehicle comfort, quality, safety, design, performance and cost;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline; and

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our three-wheeled vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate.  If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

As described in the “Business” section of this offering circular, the Elio will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others.  In addition, manufacturing facilities such as ours will be subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances.  Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Our proposed distribution model is different from the distribution model currently used by most automobile manufacturers.

Our proposed distribution model is not common in the automobile industry today, particularly in the United States.  We plan to sell our vehicles in company-owned stores.  This model is relatively new and unproven, especially in the United States.  It also subjects us to substantial risk as it requires a significant expenditure to establish company-owned stores and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system.  State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state.  Therefore, we will need to secure dealer licenses to sell directly to consumers.  This effort may be time-consuming and costly.  Moreover, we will be competing with companies with well-established distribution channels.  In states where the direct sale of vehicles is prohibited, it is anticipated that we would open and operate galleries, where customers are able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online, thereby negatively impacting our sales effort.  As a result, we do not know whether our company-owned store strategy will be successful.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition.  The markets in which we will be competing have been subject to considerable volatility in demand in recent periods.  For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year.  Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies.  As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

Our success is highly dependent on Paul Elio, our founder and Chief Executive Officer.

Paul Elio has been the driving force behind the development of the Elio and the company.  The loss of his services would have a material adverse effect on our business.  We have not obtained any “key man” insurance for Mr. Elio.

Risks Related to the Investment in our Common Stock

The ownership of our common stock is concentrated among existing executive officers and directors.

Upon the sale of all of the shares offered in this offering, our executive officers and directors will continue to own beneficially, in the aggregate, a vast majority of the outstanding shares.  As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions.  This control could have the effect of delaying or preventing a change of control of Elio Motors or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Investors in this offering will experience immediate and substantial dilution.

Due to our significant accumulated deficit, investors in this offering will suffer immediate and substantial dilution of $12.26 per share or approximately 102% of the offering price of the shares if the maximum offering is sold or $12.70 per share or approximately 106% of the offering price if only the minimum offering is sold.  Further, if all of the shares offered hereby are sold, investors in this offering will own less than 8% of the then outstanding shares of common stock, but will have paid over 60% of the total consideration for our outstanding shares. See “Dilution.”

There currently is no public trading market for our securities and an active market may not develop or, if developed, be sustained.  If a public trading market does not develop, you may not be able to sell any of your securities.

There is currently no public trading market for our common stock, and an active market may not develop or be sustained.  If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price.  Even if a public market does develop, the market price could decline below the amount you paid for your shares.

Our issuance of convertible notes and warrants could substantially dilute the interests of shareholders and depress the market price for our common stock.

Approximately $4,700,000 in convertible notes we issued through November 2015 are convertible by the holders into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.  In addition, we will issue to Network 1 Financial Securities, Inc., the placement agent for our convertible note offering, a warrant to purchase up to 45,900 shares of common stock at $7.18 per share.  This warrant is exercisable until November 2020.  Lastly, we entered into option agreements with Stuart Lichter that allow him to purchase a 7% ownership interest in Elio Motors for a total of $10,500,000.  These option agreements expire in 2024 and 2025.  Accordingly, these future issuances of common stock could substantially dilute the interests of our existing shareholders and investors in this offering.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering.  Our net tangible book value as of December 31, 2014 was $(29,880,806), or $(1.19) per share of outstanding common stock.  Without giving effect to any changes in the net tangible book value after December 31, 2014 other than the sale of 2,090,000 shares in this offering at the initial public offering price of $12.00 per share, our pro forma net tangible book value as of December 31, 2014 was $(7,140,806) or $(0.26) per share of outstanding capital stock.  Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards.  This represents an immediate increase of $0.93 per share of capital stock to existing shareholders and an immediate dilution of $12.26 per share of common stock to the new investors, or approximately 102% of the assumed initial public offering price of $12.00 per share.  The following table illustrates this per share dilution:

	Minimum Offering		Maximum Offering
Initial price to public		$12.00		$12.00
Net tangible book value as of December 31, 2014	$(1.19)		$(1.19)
Increase in net tangible book value per share attributable to new investors	0.49		0.93
As adjusted net tangible book value per share after this offering		(0.70)		(0.26)
Dilution in net tangible book value per share to new investors		$12.70		$12.26

The following table summarizes the differences between the existing shareholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, on both a minimum and maximum offering basis:

Minimum Offering:
	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Founders	18,995,000	72.7%	$5,000,000	19.8%	$0.26
Private placement investors	6,082,500	23.3%	8,974,344	35.4%	$1.48
New investors	1,050,000	4.0%	11,350,000	44.8%	$10.81
Total	26,127,500	100.0%	$25,324,344	100.0%	$0.97

Maximum Offering:
	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Founders	18,995,000	69.9%	$5,000,000	13.6%	$0.26
Private placement investors	6,082,500	22.4%	8,974,344	24.5%	$1.48
New investors	2,090,000	7.7%	22,740,000	61.9%	$10.88
Total	27,167,500	100.0%	$36,714,344	100.0%	$1.35

The discussion and tables above do not give effect to the shares of common stock issuable upon an option to purchase a 7% ownership interest in the Company; up to 45,900 shares of common stock issuable upon exercise of a warrant; and 785,760 shares of common stock issuable upon conversion of approximately $4,700,000 in aggregate principal amount of our convertible notes.

USE OF PROCEEDS

We estimate that, at a per share price of $12.00, the net proceeds from the sale of the 2,090,000 shares in this offering will be approximately $22,740,000, after deducting the estimated offering expenses of approximately $2,340,000.  If only the minimum number of 1,050,000 shares is sold, the net proceeds will be approximately $11,350,000 after deducting estimated offering expenses of $1,250,000.

The net proceeds of this offering will be used primarily to fund the effort for the next stage of our development plan, which is to build and analyze 25 prototype test vehicles.  The prototype test vehicles will be used in rigorous experiments for safety and performance, among other things.  This stage is anticipated to take four to six months.

Accordingly, we expect to use the net proceeds as follows:

	Minimum Offering		Maximum Offering
	Amount	Percentage	Amount	Percentage
Prototype building and testing	$7,451,000	65.7%	$7,451,000	32.8%
Engineering design and development	2,100,000	18.5%	8,232,000	36.2%
Advertising	414,000	3.6%	1,625,000	7.1%
Working capital (1)	1,385,000	12.2%	5,432,000	23.9%

TOTAL	$11,350,000	100.0%	$22,740,000	100.0%

(1)	A portion of working capital will be used for officers’ salaries.

To the extent that we sell more than 2,090,000 shares, the additional net proceeds will be used for working capital.

The foregoing information is an estimate based on our current business plan.  We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.  Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

BUSINESS

Corporate Background and General Overview

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. in October 2009 as an Arizona corporation.  Today, Elio Motors is an American vehicle manufacturing company committed to providing safe, affordable and efficient vehicles.  Leveraging existing technology, Elio Motors has designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle, with two wheels in the front and one wheel in the rear – the Elio. Its unique design makes the vehicle more aerodynamic with significantly higher gas mileage than standard vehicles.

Elio Motors hopes to make a game-changing impact beyond sales; creating thousands of jobs, reducing dependence on foreign oil, reducing emissions, and favorably affecting the trade deficit by reducing foreign oil purchases, exporting vehicles, and providing a significant return for investors.

The Elio

Vehicle specifications for the Elio based on our existing prototype are as follows:

The Elio – Vehicle Specifications Overview
Body and chassis
Chassis/Body:	Spaceframe & panel
Layout:	Front engine, front-wheel drive, 3-wheeled, open front wheel
Powertrain
Engine:	0.9 liter 3 cylinder, 55 horsepower
Transmission:	5 speed manual or automatic
Dimensions
Wheelbase:	110 inches
Length:	160.5 inches
Track Width:	66.8 inches
Height:	54.2 inches
Target Curb Weight:	1250 pounds
Trunk Space:	27 inches x 14 inches x 10 inches (2.2 cubic feet)
Performance
0-60 mph:	9.6 seconds
Top Speed:	100 miles per hour+
Fuel Economy:	84 miles per gallon EPA highway; 49 miles per gallon EPA city
Range:	672 miles
Other
Fuel:	Unleaded gasoline
Fuel Capacity:	8 gallons

The range of the Elio exceeds the range of electric vehicles (100 to 300 miles) and that of most other vehicles of its size (400 to 500 miles).  Configured in a three-wheel format, it is conceived with tandem seating for two passengers to travel in a front-to-back layout.  With a targeted retail price of $6,8001 per vehicle, we believe that the Elio provides the efficiency and environmental friendly benefits without the price premium, driving range anxiety or safety risks of electric or hybrid vehicles.  Based on the current prototype and sources for components, the retail price is approximately $7,600, but we are working to achieve the $6,800 targeted retail price.  Bill-of-materials (BOM) cost is the largest component of the retail price for the Elio vehicle. At the prototype phase of any automotive vehicle program it is quite customary to have a gap to a design BOM cost target. The cost targets for the Elio have been set based on the management team’s collective past experience in sourcing hundreds of automotive components.

1 For a “base” vehicle without optional accessories.

Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. Through continuous product refinement during vehicle development, supplier negotiation closer to production and scale economies post-production, this cost gap is typically bridged. While design-decision driven costs are within our control, the commodity price fluctuations driven by energy prices are beyond our control.  Additionally, the estimated $7,600 retail price is based on a 125,000 annual production volume and a BOM cost target of $5,654 that management expects to achieve at start of production. At 250,000 annual sales, we believe we can achieve the target $6,800 retail price due to lowered BOM costs (a target BOM cost of $5,132) resulting from economies of scale. Our management believes that based on the public response received to date, selling 250,000 vehicles per year at the $6,800 retail price is achievable.

The tandem seating design is a key component to the achievement of the Elio’s fuel efficiency; it reduces vehicle body2 width by half that of the typical side-by-side seated two to four passenger compact car (68.8 inches wide on average3), minimizing the wind drag on the vehicle by a corresponding one half.  Drivers will benefit from the vehicle’s three-wheel, two-passenger format, not only for additional practical reasons, but also as it permits them to utilize the High Occupancy Vehicle (HOV) or carpool lanes on roads and highways.  By employing the three-wheel design, the vehicle qualifies as a motorcycle4, lowering the degree of federal and state compliance requirements, as compared to vehicles with four wheels or more, and drastically reduces the cost of development and launch of the vehicle.  Where the typical small car would require 1,000 to 1,500 components for vehicle assembly, the Elio can be produced with only 270 components.  Although the vehicle is technically classified as a motorcycle, we have designed the Elio to meet the more stringent safety standards of cars.

Features and Options.  The vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern automobiles:  air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control.  Other optional luxury features will be available as well, such as leather seats, power seats, and various exterior body aesthetic add-ons.  It will also have newer generation options, such as rear view/backup camera, remote engine ignition, GPS-mapping and navigation and web radio.

Customers will be able to select from seven different body color options:  Rocket Silver, Sour Apple, Creamsicle, Red Hot, True Blue, Licorice and Marshmallow.

Vehicle Development and Existing Technologies Used.  While the Elio is unique from what exists in the current market, many of its planned components and technologies are already in use and accessible in today’s automotive production market, thus reducing the need for, and costs and execution risks of, vehicle development.  Over 65% of the components utilized in the construction of the vehicle’s interior, chassis, powertrain and body, such as the transmission, steering column, brakes, rack and pinion system, airbags, and many others, are either available off-the-shelf or can be modified from off-the-shelf items for use in production of the vehicle.  “Off-the-shelf” means the components are in current production in other automaker vehicles and the component suppliers either own the production tooling and/or designs to these components or have the permission to sell these components to Elio Motors.  The benefits of using off-the-shelf components are proven and durable performance and lowered costs due to economies of scale.  We have already established letters of intent with industry-leading suppliers to provide the Elio’s systems and components.

2 Based on the width of the vehicle’s body from left side panel to right side panel, and distinct from track width.
3 Source:  Edmunds.com as of 2007 (http://usatoday30.usatoday.com/money/autos/2007-07-15-little-big-cars_N.htm)
4 The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”

Automakers generally outsource a significant portion of the vehicle components to third-party suppliers. In fact, according to Oliver Wyman, in order to meet the evolving consumer demands and to remain competitive, suppliers’ share of the value creation in vehicle development was 77.3% in 2012 and is projected to increase to 81.1% by 2025.5 This means that Elio Motors is not alone in this regard. In addition, automakers single source components for a given vehicle platform, but use multiple suppliers for their portfolio of vehicle platforms in order to have pricing leverage over suppliers.  Although we are single sourcing any given automotive component, our purchasing group has a reserve of two or three capable suppliers to protect against pricing or other supply risks. In fact, we have successfully switched suppliers for a few components already.

Spaceframe and Body Panel Design.  The Elio is designed upon a spaceframe chassis, which utilizes a set of tubular steel struts, custom fitted and arranged in straight or curved geometric patterns for shape and/or strength.  Optimally positioned, the struts will promote the greatest rigidity in structure for three-dimensional load-bearing points.  By tailoring the spaceframe construction with the use of advanced high strength steels, the result is less weight and lower costs compared to the use of other expensive materials, such as aluminum and carbon fiber.  The Elio’s body panels, which have no structural function, are affixed to the spaceframe to add the aesthetic facets to the vehicle, and are made of sheet molding composite.  Composite panels result in a lighter weight, dent-resistant structure, as compared to steel body panels.  In addition, the use of composite panels can reduce repair costs, as it facilities a “replacement” strategy rather than a “repair” strategy.  In-mold reinforcements positioned within the panels help to further reduce tooling costs.

This frame and body design contrasts with the unibody frame design, common in the market today and which requires sheet metal stampings to serve as both the safety structure and aesthetic surface for a typical car design.  This frame technology is not unique to the Elio – spaceframes for automotive applications have been used frequently for decades in the production of motorcycles and racecars, and the spaceframe and body panel architecture are currently utilized in the production of autos ranging from exotic sports cars to more modestly priced models.  The advantages of this frame and panel design are the far greater utilization of materials in production, decreased tooling costs, and greater potential for left hand to right hand commonality.  As well, by decoupling the aesthetic and functional aspects of the frame, Elio Motors has greater freedom in design of the spaceframe itself.

Engine/Powertrain.  Perhaps the most critical aspect to the vehicle’s performance is the engine.   The Elio engine is an inline 0.9 liter combustible three-cylinder engine, which has been custom-developed for the Elio application.  Like the rest of the vehicle, it relies heavily on off-the-shelf components and is a great execution of current automotive technology.  To achieve the Elio’s fuel efficiency and power requirements, this version will include existing technologies found in production automobiles today:  variable valve lift and exhaust gas recirculation.

Newly Tooled Parts and Components.  While much of the vehicle’s construction involves readily available, off-the-shelf components and existing technologies, some parts are unique to the vehicle and will require new tooling of equipment to fabricate parts for production.  As described above, it has been noted that the engine powertrain for the vehicle will involve a new engine with off-the-shelf parts where possible and unique parts, such as the engine block being manufactured by current market leaders.  This system, along with other powertrain, interior, chassis and body components will also require new parts production to accommodate the performance, styling and features of the vehicle.

5 Source:  Oliver Wyman Automotive Manager 2014 Articles (http://www.oliverwyman.com/content/dam/oliver-wyman/global/en/2014/jul/17-19_AM_2014_Boosting%20Engineering%20Performance.pdf)

Engineering and Development, to Date; Prototype Build and Design Validation.  Our development process of the Elio comprises five stages:  Concept Design, Engineering Analysis, Detailed Design, Prototype Build and Validation Testing.  As of the date of this offering circular, we have made considerable progress through the first three stages of the vehicle’s development.  Virtually all of the component design and engineering work has been completed on the Elio.  The next stage of vehicle engineering and development process is prototype build, vehicle test and engineering validation stage.  The primary use of proceeds for this financing round is to fund this stage.  Through this process, the vehicle safety characteristics, the gasoline efficiency and the cost of manufacturing the vehicle will be confirmed.

We plan to use Technosports Creative, a Livonia, Michigan-based prototype maker, to build 25 Elio prototypes and certain other manufactured parts used in the engineering and safety testing process.  Technosports will build prototypes using a combination of fabricated and soft-tooled and off-the-shelf components provided by the Elio suppliers.  Supplier components will take six to eight weeks from engineering drawing release.  Computer-aided design models or physical hardware are in place for over 90% of all non-off-the-shelf components. Once the components are available, the actual vehicle builds will likely take four to six weeks.  The vehicles will be built on a pilot manufacturing line to simulate the production build.  During the prototype build process, issues will be tracked and reported back to the component and vehicle engineering teams to be addressed.

The following tests are planned for the 25 prototypes, with some vehicles to be used for multiple tests:

1)	Underhood thermal & HVAC testing – 4 vehicles
2)	Electrical – 12 vehicles
3)	General inspection – all vehicles
4)	Serviceability – 1 vehicle
5)	Powertrain (to include altitude testing, emission certification, engine/transmission development & calibration, economy and software development & verification) – 9 vehicles
6)	Interior – 4 vehicles
7)	Noise, vibration & harness – 4 vehicles
8)	Steering – 1 vehicle
9)	Ride & handling (to include vehicle turning, objective measurements, NHTSA Fish Hook, tire wear and electronic stability) – 6 vehicles
10)	Performance (to include engine/transmission shift validation, 0-60 mph, hill climb, cold temperature start-up and drivability and maximum speed) – 1 vehicle
11)	Fuel systems – 1 vehicle
12)	Brakes – 4 vehicles
13)	Body systems – 12 vehicles
14)	Durability – 7 vehicles
15)	Safety tests – 8 vehicles

All the tests outlined above will be performed by third parties. Since the Elio is classified as a motorcycle under the Federal Motor Vehicle Safety Standards and Regulations, the Elio does not have to meet any destructive safety tests. The crash safety testing for the Elio will be done purely as a due care measure and not because of any regulatory requirement. On the other hand, in order to be eligible for the Advanced Technology Vehicles Manufacturing (ATVM) loan (discussed below in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Plan of Operations”), the Elio has to qualify as an “ultra-efficient vehicle” that achieves at least 75 miles per gallon6 while operating on diesel or gasoline. The Department of Energy (DOE) has informed us that Elio Motors has met the technical eligibility criteria for the ATVM loan based on preliminary analysis. However, it is possible that DOE may require physical testing of the Elio for validation of miles per gallon prior to disbursement of the ATVM loan.

6 ATVM’s 75 miles per gallon is based on the CAFÉ test method, which is a combined highway and city mileage number. The Elio is expected to achieve 92 mpg measured under the CAFÉ test method. On the other hand, the Elio’s projected 84 miles per gallon is a highway mileage number, which is based on EPA’s test method, which involves real-world driving conditions.

 Cost Estimates Developed with Vendors.  We have also made considerable progress towards identifying and procuring component and parts supply partners who will provide the setup for and future production of components in the vehicle at the start of production.  To date, we have obtained cost estimates from nearly 90% of our potential parts and components supply partners, with detailed estimates from each supplier for the pre-production equipment tooling and the per part costs (based on vehicle production volumes).

The Market

We will be selling into the North American automobile market, which is highly competitive.  We have examined various considerations with regard to the Elio’s market impact, including driving cost analyses, the Elio’s unique profile, cost comparisons to existing vehicles in the market, market testing and target consumer markets.

Driving Cost Analyses.  We expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to the expected retail price of an Elio and its anticipated fuel efficiency.

Unique profile.  We have carefully assessed whether a two-passenger vehicle profile will be an impediment to broad market acceptance.  According to a survey of 150,000 households completed by the US Department of Transportation’s Federal Highway Administration in 2009 (the “2009 National Household Travel Survey”), the average vehicle occupancy across all types of trips (work, shopping, family errands, and social and recreational) totaled 1.67.  When traveling to and from work, the average vehicle occupancy declined to just 1.13, suggesting that almost all work commutes by automobile are made with the driver as the sole vehicle occupant.  Only social and recreational trips averaged more than two occupants, measuring at 2.2.

Cost comparisons to existing vehicles.  When compared to internal combustion engine vehicles (i.e., those powered by gasoline or diesel oil), the Elio is substantially more attractive on the basis of purchase cost, operating costs and efficiency.  When compared to electric vehicle alternatives, the Elio still represents a significantly better value proposition on the basis of purchase cost and convenience.  Electric vehicles range in purchase cost from $23,000 (Mitsubishi i-MiEV) to $70,000 (Tesla Model S), and the lack of available charging stations limits the driving range of many of the models, making them less convenient and impractical for longer trips.

Market testing.  Since May 2013, we have been touring a prototype Elio across the United States to build awareness, gather feedback and refine the offering.  The vehicle has been well received at more than 125 events nationwide.  We have been taking reservations through our website for future production models of the Elio, which require deposits of $100 to $1,000, with the average deposit received per reservation of $419, with 94% of the reservation dollar amounts being non-refundable.  As of September 30, 2015, the number of reservations taken through the website has exceeded 46,000.

Target markets.  We have surveyed consumers several times to understand the groups most likely to purchase an Elio.  The results of these surveys indicate that the demographics of an Elio purchaser will evolve, as the initial purchasers, or “early adopters,” will have a slightly different demographic profile than the broader group of purchasers anticipated in future years.  Based on our analyses, we are targeting the Second Vehicle and Used Car markets, the Clunker Replacement market, and the Third Vehicle market.

•
Second Vehicle and Used Car Markets – According to the 2009 National Household Travel Survey, there were 1.86 vehicles per household, and greater than 41 million households had two vehicles, accounting for 36.3% of all US households.  The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles and 15.58 new vehicles were sold.  The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689.  We believe that the Elio presents an attractive alternative to purchasing a used car for a second vehicle.  Given the option of purchasing a used vehicle with 120,000 miles on it for $7,689 versus a new vehicle with all the guarantees and warranties for under $7,600, many buyers, especially first-time buyers and college students, will present a solid opportunity.

•
Clunker Segment - Of the 2587 million vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.”  This segment consists of clunker drivers who today, have no intention of getting a different vehicle.  They do not want to (or cannot) purchase a substantially better vehicle.  Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, lost-cost alternative for clunker drivers.  If one were to finance the cost of the Elio over six years, and replaced a vehicle with 18 miles per gallon or less, the savings on gas from the new Elio would entirely pay for the vehicle8.

•
Third Vehicle - We had Berline (a Detroit advertising agency), perform a survey to assess the market for the Elio.  Berline surveyed 2,000 people who watched a video about the Elio and then completed a questionnaire. 23.8% of the respondents classified themselves as either “Very Likely” or “Extremely Likely” to purchase an Elio, an impressive result for a new vehicle.  Even more interesting, 72.7% of this group of “Very Likely” or “Extremely Likely” indicated they would buy an Elio in addition to their current vehicles.

Reservations for an Elio

Since 2013, we have been accepting reservation deposits ranging from $100 to $1,000 for purposes of securing vehicle production slots.  We offer reservations on a non-refundable and refundable basis at the following levels:  $1,000, $500, $250 and $100.  Those holding non-refundable reservations have priority over those holding refundable reservations and within each group, those with higher deposits have greater preference over those with lower deposits.  As of December 31, 2014 and 2013, we received refundable deposits of $913,700 and $200,250, respectively, which are included as current liabilities on our balance sheets.  As of December 31, 2014 and 2013, we received nonrefundable deposits of $14,852,183 and $2,616,200, respectively, which are included as long-term liabilities on our balance sheets.  As of September 30, 2015, we had over 46,000 reservations totaling over $19.4 million.

Sales and Service Model

Sales Model.  The sales model for our vehicle is based on the establishment and operation of our own retail store network, as opposed to the conventional model utilizing factory-authorized dealer franchises.  Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale.  Since they will be purchasing directly from the manufacturer, customers would be able to obtain their desired mix of options and features, rather than choosing from pre-set option packages.  With seven color choices and the choice of either a manual or automatic transmission, there will be 14 vehicle combinations available.  Customers can then select from an extensive list of add-ons to customize their vehicles.

7 IHS Automotive.  (2015).  Average Age of Light Vehicles in the U.S. Rises Slightly in 2015 to 11.5 years, IHS Reports [Press release].  Retrieved from http://press.ihs.com/press-release/automotive/average-age-light-vehicles-us-rises-slightly-2015-115-years-ihs-reports.
8 Assumes price of gas is $2.75 per gallon, vehicle is driven approximately 10,000 miles per year, cost of an Elio is $7,600 and the Elio gets 84 miles per gallon.

We envision situating our stores as small, stand-alone locations in highly visible community shopping centers of major cities, in which three full-size Elio vehicles can be displayed – one inside the store and two (a standard and an automatic) outside the store to accommodate test drives.  Customers would access four to six interactive kiosks placed in-store to assist in their vehicle and vehicle options choices, providing such information as option/accessory menus, pricing, warranty information, service locations and financing options.  With only three vehicles being displayed, our retail stores are expected to comprise approximately 4,000 square feet of space.

Fulfillment and Delivery.  Once a customer has finalized his/her vehicle and option selections, the order would be transmitted to one of several Elio marshaling/configuration centers, positioned within nine hours of an Elio retail store.  These marshaling centers would maintain a stock of base vehicles, provide parts installation of customers’ selected option add-ons to the vehicles, and facilitate the delivery of the vehicle to the retail location of purchase.  We expect vehicle orders to be transmitted real time throughout the day, then building out and customizing a base vehicle according to the customer’s specifications.  To provide the marshaling services, we have identified ADESA, Inc., a large national provider of vehicle remarketing services to automotive manufacturers, financial institutions, vehicle rental companies, and fleet management companies.

Service.  Since our retail stores are planned only as sales and distribution locations, we have identified an outsourced service partner - The Pep Boys - Manny, Moe & Jack, a publicly-traded, national provider and retailer of automotive aftermarket service and parts.  We believe that with an existing base of approximately 800 service centers in 36 states located in 90% of the markets in which we will operate, Pep Boys has the right combination of brand recognition and customer focus for its desired factory authorized service provider.  We entered into a preliminary memorandum of understanding as a first step towards securing this working relationship.

Production Plan

Manufacturing Facility.  See “Properties” for a description of the manufacturing facility.

Sourcing.  We intend to sole-source components initially from major component suppliers under multi-year supply agreements and develop dual sources of certain components as quickly as practical.

Production Plan.  Our Vice President of Manufacturing and Product Launches, Gino Raffin, and our consultant for project management of Shreveport operations have developed the production plan and facility layout.  The facility layout has been developed to utilize the existing infrastructure and flexible design of the buildings at the Shreveport facility.  A detailed 47-week launch plan has been developed, which includes 24 weeks of pre-production activities, 10 weeks of manufacturing validation and training, and 12 weeks9 of increased production to reach optimal production output.  Incorporated into the launch is the plan that the first 125 vehicles produced will not be sold, but utilized for internal purposes.

Management is committed to making this vehicle available to the public as soon as possible. However, we have encountered delays resulting in a slip of approximately two and a half years to the production schedule.  Approximately nine months of the delay was attributable to the refinement of project scope as new technical information became available.  We note that notwithstanding the sophisticated simulations that have been run to date, it is possible that vehicle testing in the next twelve months may uncover technical issues that may introduce a further program delay.

9 12 weeks to reach steady state production with one shift; 23 weeks to reach steady state with second shift.

The additional delay of one year and nine months has been a function of a delay in funding milestones that we believe was largely as a result of the venture capital industry having moved away from investing in new vehicle startups. Fortunately, at present the investing public seems to be very interested in this category in general and the Company in particular, as evidenced by the large number of customer reservations and the overwhelming expressions of interest received in this offering.  As disclosed in the section of this offering circular entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Plan of Operations,” in addition to the successful completion of this offering, we must raise an estimated $240 million to fund production.  Our anticipated production timetable is therefore highly dependent upon receiving such funding in a timely manner, and delays in obtaining additional funding will delay our production timetable.

Intellectual Property

Patents.  In order to minimize the cost of bring the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio.  The design of the Elio is copyrighted, but others could design a vehicle similar to the Elio and argue that although similar, the design has not been copied.  This means that others could develop a vehicle with a similar design and produce a competing product, which would adversely affect our business, prospects, financial condition and operating results.  If we are able to successfully launch the Elio, we expect that other companies – whether they are traditional auto companies, motorcycle companies, or other startups – would attempt to begin producing their own three-wheeled vehicles.  However, we believe Elio Motors  would be well positioned due to the following:

•	We will be several years ahead of the competition in terms of the design and production schedule.
•	We will have established a network of automotive supplier relationships that are not easily duplicated by motorcycle manufacturers or other startups.
•
We believe we will have create a sustainable brand loyalty through the manner in which we treat our customers. The Elio is being deliberately priced at the $6,800 base price target even though the market will bear a higher price without any competitors at the outset. By not opportunistically pricing the Elio, it will be difficult for competitors to attract Elio customers away.  We believe that most major auto manufacturers are saddled with legacy costs (pension obligations, etc.) and massive corporate infrastructure and overhead that would make it very difficult for them to compete with our targeted $6,800 base price.

Trademark and Trade Name.  We have registered the following with the United States Patent and Trademark Office:

•	“ELIO and Design” (the logo consisting of the name “Elio” in a circle) – Registered April 8, 2014, registration number 4510655.
•	“ELIO MOTORS” (name only) – Registered September 2, 2014, registration number 4598749.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

Mobile Source Emissions Control. The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. The current ("Tier 2") emissions regulations promulgated by the Environmental Protection Agency (EPA) set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components to 5 years or 30,000 kilometers.

California has received a waiver from EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board (CARB).  CARB's emissions standards for motorcycles are in line with those of the EPA.

Motor Vehicle Safety. The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.”  In order for a manufacturer to sell motorcycles in the US, the manufacturer has to self-certify to meet a certain set of regulatory requirements promulgated by the NHTSA in its Federal Motor Vehicle Safety Standards (FMVSS).

Our FMVSS strategy is designed to meet motorcycle requirements and conform as much as possible to automotive FMVSS requirements while not violating the motorcycle requirements that we must meet.

The National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

Operator’s License and Helmet Requirements.  Since the Elio is a motorcycle by NHTSA definition, laws and regulations pertaining to the operation of a motorcycle and wearing a helmet apply to us.  We are approaching several state legislatures to seek an exemption from the application of these requirements.  As of the date of this offering circular, five states require the use of helmets while operating an enclosed three-wheel vehicle if the operator is under a specified age (generally under 18, although one state requires a helmet if under the age of 21) and two states require the use of helmets regardless of age.

The American Association of Motor Vehicle Administrators (AAMVA), which is a tax-exempt, nonprofit organization developing model programs in motor vehicle administration, law enforcement and highway safety, and which represents the state and provincial officials in the United States and Canada who administer and enforce motor vehicle laws, issued a report in October 2013, titled “Best Practices for the Regulation of Three-Wheel Vehicles.”  In that report, the AAMVA distinguishes a traditional three-wheel motorcycle from what it calls an “autocycle” – a three-wheel motorcycle that has a steering wheel and seating that does not require the operator to straddle or sit astride it.  In addition, the AAMVA issued the following recommendations for autocycles:

•
Registering autocycles differently than three-wheel motorcycles – using AU instead of 3W for the body style and creating a distinguishing plate alpha/numeric configuration or using a distinguishing feature on the plate to indicate the vehicle is registered as an autocycle; and

•	With respect to driver license requirements, allowing operation of autocycles with a standard automobile license

As of the date of this offering circular, 19 states recognize the definition of autocycle (with the added provision that it must be an enclosed or partially enclosed motorcycle).

Pollution Control Costs.  We are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations. We do not yet have an estimate of the cost of compliance.

Motor Vehicle Manufacturer and Dealer Regulation.  State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state.  As described above in the “Sales and Service Model” section, establishing and operating our own retail store network means that we will need to secure dealer licenses in order to do so.  It will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles.  Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail.  We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

Upon completion of this funding round, the Company will initiate a 50-state survey of the regulatory landscape surrounding the direct sales of motorcycles or autocycles. Once the survey is complete, we intend to pursue a legislative approach to amend current laws, which would permit autocycle manufacturers such as Elio Motors to sell autocycles directly to consumers. In those states that would ban direct sales even after all legislative efforts have been exhausted, we plan to open and operate galleries, where customers would be able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Other manufacturers have entered the three-wheeled vehicle market and we expect additional competitors to enter this market within the next several years. As they do so we expect that we will experience significant competition. With respect to the Elio, we also face strong competition from established automobile manufacturers, including manufacturers of high-MPG vehicles, such as Toyota Prius, Smart, Fiat, Nissan Leaf, and other high efficiency, economy cars.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

During the fiscal years ended December 31, 2014 and 2013, we spent $5,715,716 and $6,903,023, respectively, on engineering, research and development activities.

Employees

As of September 30, 2015, we employed a total of 17 full-time and no part-time people.   None of our employees are covered by a collective bargaining agreement.  Most of the significant engineering work on the Elio design has occurred through our prospective suppliers and partners and engineering consultants.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

PROPERTIES

Our principal office is located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona, which is a mailing address of an executive suite leased on a month-to-month basis for $46 per month.  In August 2015, we entered into a one-year lease agreement for an office located at 2266 South Dobson Road, Suite 263, Mesa, Arizona for $799 per month.

In 2013, we purchased the former General Motors (GM) light truck assembly plant in Shreveport, Louisiana to house our manufacturing operations.  The property was one of the facilities transferred to the Revitalizing Auto Communities Environmental Response (“Racer”) Trust in March 2011, which was created to redevelop and sell 89 former GM facilities.  The facility was purchased by us from the Racer Trust, with all of the GM manufacturing equipment in place, for $3 million in cash and a $23 million promissory note.  The real property was purchased by an affiliate of Industrial Realty Group, LLC (“IRG”), the Shreveport Business Park, LLC, for $7.5 million.  IRG and Shreveport Business Park, LLC are entities owned and controlled by Stuart Lichter, one of our directors and significant shareholders.

A portion of the purchased machinery and equipment secures a promissory note due to CH Capital Lending, LLC in the principal amount of $9,850,000.  CH Capital Lending purchased the note from GemCap Lending I, LLC in August 2014.  GemCap Lending originally made the loan to us in February 2013.  Interest accrues on the note at 10% per annum, which was due on July 31, 2015.  We entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of the note until July 31, 2016.  CH Capital Lending, LLC is an affiliate of Stuart Lichter and Mr. Lichter has guaranteed the repayment of this note.  At December 31, 2014, the unpaid principal balance of the note was $9,850,000.  See Note 4. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

The note to Racer Trust is secured by a lien subordinated to the lien of CH Capital Lending on certain machinery and equipment and is non-interest bearing.  The note, as amended, requires monthly principal payments of $173,500 from January 1, 2016 through July 1, 2017, with the remaining outstanding principal due on July 1, 2017.  As of December 31, 2014, the outstanding principal balance was $21,038,818.  See Note 4. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

We plan to keep some of the equipment that is appropriate for our own manufacturing activities and sell the balance, with the sales proceeds to be used to satisfy the CH Capital Lending note.

GM invested $1.5 billion during the 2002 expansion of the facility and as a result, it is one of the most modern automobile manufacturing facilities in North America, with fully integrated chassis conveyors, and moving workstations for engine, interior, body, and glass installation and fluid filling. We believe that the use of this facility by us greatly lowers start-up production risks of the project, prospectively saving as much as $350 million in facility and equipment costs prior to the start of production.

The facility is located on approximately 437 acres in Caddo Parish, in an industrial park southwest of Shreveport, Louisiana. There are three main structures on the property, excluding the wastewater treatment and power generation facilities. The three structures include the general assembly building (to be used by us), the former metal stamping and body manufacturing building (not to be used by us) and the original manufacturing building and paint shop (to be partially used by us). Of the approximately 3.2 million square feet of manufacturing space, we will utilize less than a third.

The facility is located 2 miles from Interstate 20 and approximately 12 miles from downtown Shreveport. It is serviced by 7 active rail spurs, utilized for delivery of raw material and component supplies to the factory floor, as well as for the loading and rail transport of finished vehicles in the marshaling and shipping yard (to be used by us) at the northern end of the property.

In December 2013, we entered into an agreement with Shreveport Business Park, LLC to lease 997,375 rentable square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  We have two options to extend the term of the lease for 25 additional years each, as well as an option to expand into additional space.  Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

Among the terms of our purchase agreement with Racer Trust was our agreement to use and develop the property so as to create at least 1,500 new jobs.  We agreed that if we had not created 1,500 new jobs by February 28, 2016, we would pay Racer Trust $5,000 for each full-time, permanent direct job that fell below the required number.  We have requested an extension of this requirement from Racer Trust, as we do not anticipate that we will be in production until the end of 2016 at the earliest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Since our incorporation in October 2009, we have been engaged primarily in developing the design of the Elio and obtaining loans and funds from investors to fund that development.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  We began accepting reservations in January 2013 for the Elio, closed on the purchase of manufacturing equipment in February 2013, built three prototypes from January 2013 through January 2014, secured a manufacturing facility in December 2013, sourced suppliers and services providers during 2014, and applied for the ATVM loan (described below) in August 2014.

Cash investment has totaled $8,599,344, net of related expenses, from incorporation through December 31, 2014 and loans have totaled $39,776,659 from incorporation through December 31, 2014.  We have also obtained deposits from persons desiring to reserve an Elio totaling $15,765,883 through December 31, 2014.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2016 at the earliest, but more likely in 2017.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013.  Operating expenses for the 2014 fiscal year increased by 49% over the 2013 fiscal year, reflecting our first full year of headcount and activity.  We had 11 full-time employees at December 31, 2013 who started with us at various times during the 2013 fiscal year, as compared to 13 full-time employees at December 31, 2014, most of whom were us for the entire 2014 fiscal year.  Marketing costs increased by 199% from $1,269,987 to $3,800,353 due to increased advertising, social media and promotions.  General and administrative expenses for the 2014 fiscal year increased from $1,777,971 to $5,328,108 (200%), with the majority of the increase being due to $1,545,521 in taxes, insurance and common expenses associated with the Shreveport facility, an increase in professional services of $985,970 for lobbying expenses and consultants, and $261,563 in credit card processing fees.

Interest expense increased by 188% for the 2014 fiscal year over the 2013 fiscal year, due to the default interest charges on the note to Racer Trust.  See Note 4. Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

As a result, our net loss for the 2014 fiscal year was $24,661,441, as compared to $13,365,228 for the 2013 fiscal year, an increase of 84%.  Our accumulated deficit was $44,956,239 at December 31, 2014.

Six Months Ended June 30, 2015 Compared to June 30, 2014.  Operating expenses for the six months ended June 30, 2015 decreased by 36% over the comparable 2014 period, due to reduced engineering, research and development.

Interest expense increased by 109% for due to the default interest charges on the note to Racer Trust, offsetting the decrease in operating expenses.

As a result, our net loss for the six months ended June 30, 2015 was $8,837,148, as compared to $9,181,221 for the comparable 2014 period, a slight decrease of 4%.  Our accumulated deficit was $53,793,387 at June 30, 2015.

Liquidity and Capital Resources

December 31, 2014.  As of December 31, 2014, we had cash of $374,652 and a working capital deficit of $8,446,483, as compared to cash of $869,107 and working capital of $260,884 at December 31, 2013.  Included in the current liabilities is a note payable due to IAV Automotive Engineering Inc. in the amount of $1,600,000 as payment for research and development work.  The note is due December 31, 2015 and secured by a third position security interest in our equipment at the Shreveport facility.  We have agreed to pay monthly installments of $150,000 against the note.

The decrease in working capital was due primarily to the net loss for the 2014 fiscal year.  We funded our operations primarily with customer reservation deposits of $12,949,433 and net advances received from related party of $11,708,900.

June 30, 2015.  As of June 30, 2015, we had cash of $148,916 and a working capital deficit of $10,631,640.  The increase in the working capital deficit was due primarily to the increase in interest payable.

We obtained a forbearance agreement until July 31, 2016 with respect to a $9,850,000 loan due July 31, 2015, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant shareholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the current fiscal year primarily through customer reservations (approximately $3.7 million through September 30, 2015) and the net proceeds from a placement of convertible subordinated secured notes due September 30, 2022 (approximately $3.4 million through September 30, 2015).

These notes, which have offered and sold only to accredited investors, are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.  Interest of 5% per annum accrues on the unpaid principal balance and all unpaid principal and interest are to be paid at maturity.  The notes are secured, but subordinated to the liens of CH Capital Lending, the Racer Trust, and IAV Automotive Engineering.  We have granted unlimited piggyback registration rights covering the shares issuable upon conversion of the notes and holders of the notes have a right of participation for an amount equal to 25% of future equity or convertible financings (“Subsequent Financings”) undertaken by us at the valuation of such future financings.  If a note holder decides not to participate in a Subsequent Financing, the note holder will lose its right to participate in future Subsequent Financings.

Plan of Operations

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $17.4 million has been invested in vehicle engineering and development. We are now seeking $25 million in funding from this Regulation A offering to fund the build of 25 prototypes and the completion of the safety and final engineering tests. Upon completion of this phase, which management expects to take six months, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of hard tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital - to be up to another estimated $240 million to fund production activities. The diagram below portrays the stages of development for the current financing round and the subsequent phases leading to production.

We are in the process of refining our production plans with suppliers to start production in 15 months from the completion of this offering. The key milestones for the 15-month schedule are as follows (with E1, S1 and S2 referring to various vehicle prototype phases):

•	$25M Regulation A offering underway
•	E1 Engineering drawing release – Month 2
•	E1 Builds begin – Month 3
•	E1 Testing – Month 4
•	S1 Production drawing release & tooling kickoff - Month 7
•	Order long lead equipment – Month 9
•	Shreveport plant integration – Month 9
•	Initial 10 retail locations selected – Month 10
•	Retail lease agreements signed – Month 11
•	Service partner agreements signed – Month 11
•	S1 Builds and production validation – Month 13
•	Initial 10 retail stores build out complete – Month 14
•	S2 Builds & EPA/CARB certification complete – Month 14
•	Start of Production – Month 15

The anticipated budgets required to achieve the milestones are provided in the table below:

We do not anticipate raising additional funds in the next six months after the completion of this offering to complete the prototype phase. However, as noted in the chart above, we need to raise an additional estimated $240 million to fund production activities in the next 15 months and are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  Through September 30, 2015, we have received over $19.4 million in reservations, an average of $600,000 per month.  As we achieve each additional milestone in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, guarantee of the sales price, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Sale of Excess Equipment.  We will not use all of the equipment purchased at the Shreveport facility.  Through September 30, 2015, sales of excess equipment has yielded approximately $3.5 million.  We will continue to sell excess equipment and use the proceeds to pay down the CH Capital Lending loan.

Release of Reservation Holdbacks.  We currently have $4.5 million held by former credit card processing companies as a percentage of non-refundable reservations.  These funds are expected to be released in the next six to twelve months.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program. In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

We have engaged Black Swan LLC to provide lobbying services on our behalf.  We issued 62,500 shares of our common stock to Black Swan as partial compensation for these lobbying services and owe Black Swan a $400,000 cash payment.  If the event we obtain funds as a result of the ATVM loan program, or its successor program if ATMV were to be modified, we have agreed to pay a success fee to Black Swan in the amount of $1,000,000.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing, which includes the proceeds from this current offering.  The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones.  The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  As indicated in this “Plan of Operations” discussion, if the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees, and their ages as of September 30, 2015, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Paul Elio	Chairman and Chief Executive Officer	51	October 2009
Hari Iyer	Chief Operating Officer	50	January 2014
Connie Grennan	Chief Financial Officer	67	March 2013

Directors:
Paul Elio	Director	51	October 2009
James Holden	Director	64	November 2012
Hari Iyer	Director	50	November 2012
Stuart Lichter	Director	66	November 2012
David C. Schembri	Director	62	November 2012
Kenneth L. Way	Director	76	November 2012

Significant Employees:
Gino Raffin	Vice President of Manufacturing and Product Launches	72	March 2013
Steven Semansky	Vice President of Supply Chain Management	51	March 2013
Don Harris	Vice President of Retail Operations	60	April 2014
Tim Andrews	Senior Vice President of Marketing	49	November 2013
Chip Stempeck	Vice President of Customer Experience	50	March 2013
Jerome Vassallo	Vice President of Sales	50	April 2013
Joel Sheltrown	Vice President of Governmental Affairs	68	March 2013

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Paul Elio, Chief Executive Officer and Elio Motors Board Chairman. Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.

Hari Iyer, Chief Operating Officer and Elio Motors Board Member.  Mr. Iyer has been with Elio Motors since January 2014 and brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.

Connie Grennan, Chief Financial Officer.  Ms. Grennan has been the Chief Financial Officer of Elio Motors since March 2013, and has over 30 years of financial and operational experience in similar positions in several startup organizations, as well as valuable experience in the large corporate environment with a division of Lockheed Martin as Director of Finance and Administration. Her experience includes management of accounting and finance, banking and investor relationships, human resources, facilities, information systems, and contract management. From March 2010 to February 2013, Ms. Grennan consulted as the chief financial officer for OzMo Inc., a company based in Palo Alto, California, which developed and provided Wi-Fi compatible communication technology products.  She received her Bachelor of Science in Accounting from Arizona State.

Directors

James Holden, Director.  Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.

Stuart Lichter, Director. Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States.  IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes.  Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.

David C. Schembri, Director.  Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico.  From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled.  From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network.  Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.

Kenneth L. Way, Director.  Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations.  At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.

Significant Employees

Gino Raffin, Vice President of Manufacturing and Product Launches. Mr. Raffin emerged from retirement to join Elio Motors.  He worked for Chrysler from 1968 to 2006 and was involved with major automotive product and automotive manufacturing process launches involving hundreds of millions of dollars in tooling, equipment, facility and launch costs of new product, process and modified facility designs. As part of these initiatives, Mr. Raffin was responsible for all aspects of program launch including safety, quality, delivery and costs, overseeing engineering and purchasing teams for features such as dimensional management, sealing, underbody, side aperture, framing-body, closure panels – panel alignment, trim, chassis, powertrain and electrical. In addition to major product and process launches, Mr. Raffin has also been involved in advanced manufacturing engineering. He has led teams that designed, developed and executed the manufacturing production processes for tooling, equipment, facility, processing (both direct and indirect labor), material logistics, and controls and mechanicals at the operational assembly plant.  Mr. Raffin is a graduate of the Lawrence Institute of Technology with a degree in Mechanical Engineering.

Steven Semansky, Vice President of Supply Chain Management. Mr. Semansky brings to Elio Motors experience in Interiors and Styling design and production, component engineering, sales, component sourcing and logistics, and international manufacturing and supplier networks.  In 2001, Mr. Semansky formed Jmarc Engineering and Sales, in Wixom, Michigan, to represent manufacturers of component products supplied to Tier 1 and Tier 2 automotive companies. Products sourced included aluminum die-casting, roll form, stamping, plastic injection molded components, fasteners, and CNC machined products. In building the company to peak annual sales of $89 million and 8 sales representatives covering the USA, China and Mexico, Mr. Semansky and his team aimed to match components for fit and function, while recommending aggressive design and process changes to reduce total cost of assembly.  When he joined us in March 2013, he turned day-to-day management of the company to his wife.  Over his career, Mr. Semansky has completed projects for the International Sales Management (ISM) on behalf of Chrysler for lighting, electronics, storage and other interiors components used in Chrysler vehicles.  Mr. Semansky received his B.S. in marketing from Wayne State University and has completed coursework towards his Mechanical Engineering degree.

Don Harris, Vice President of Retail Operations. Mr. Harris began his career in the automotive space in retail sales nearly 34 years ago, and brings a range of experience stemming from his firm background with retail and wholesale auto dealerships and automotive auction platforms. Mr. Harris joined Elio Motors in April 2014 to set up the distribution of the vehicles from the point of manufacture to their retail locations. He is knowledgeable regarding the licensing needs of various states in the realm of retail operations, and is versed in the utilization of marshaling yards nationwide for the Company’s distribution model to handle 20,000 vehicles monthly. In January 2005, Mr. Harris invested in and assisted with the development of a large new concept called Automotive Consignment, in Charlotte, North Carolina, an automotive retail platform which assisted private sellers in the consignment sale of their vehicles. He continued with Automotive Consignment until March 2012, when he was approached to help develop a new business opportunity named CarBuyCo, which was developed to enable the private sellers of automobiles to get an instant purchase offer for their car via the internet. Mr. Harris led CarBuyCo to become a nationwide service by setting up buying centers across the US with the proper DMV licenses, management and processes, later generating purchase offers for thousands of prospective vehicle sellers weekly and millions of dollars of purchases each week.

Tim Andrews, Senior Vice President of Marketing. Mr. Andrews brings over 18 years executive management experience and over 22 years marketing experience working with various fortune 500 brands in the categories of automotive, communications, healthcare and travel. From September 2007 to December 2010, he served as Chief Strategy Officer of TLA Marketing Communications, a firm specializing in strategic planning and marketing management. He received industry acclaim for developing the “Hybrid Direct Marketing” strategy that enabled Cox Communications to successfully launch the concept of “bundling,” which resulted in increased market share, establishing Cox as a leader in the digital spectrum. He has also helped build three major startups providing operational and marketing leadership and followed them into established companies. Prior to joining Elio Motors in November 2013, he taught at Grand Canyon University and Rio Salado Community College.  Mr. Andrews is a graduate of Arizona State University with a Bachelor of Arts degree in Journalism with an emphasis in Marketing and Advertising from the Walter Cronkite School of Communications. He completed an MBA degree at the University of Phoenix.

Chip Stempeck, Vice President of Customer Experience. Mr. Stempeck brings over 25 years of automotive experience in sales, marketing and program launch to Elio Motors. Immediately prior to joining Elio Motors in March 2013, he operated a consulting business, CJS Consulting, which was started in January 2006, advising clients on sales and operations management.  Mr. Stempeck also served as the vice president online operations for Brookline College from January 2010 through June 2011.  He graduated from Oregon State University with a Bachelor of Science in Management and Psychology.

Jerome Vassallo, VP of Sales. Mr. Vassallo brings over 20 years of experience in the automotive and pleasure boating industries, working for notable automotive companies, such as Suzuki, Volkswagen of America and Mitsubishi.  Prior to joining Elio Motors Inc. in April 2013, Mr. Vassallo most recently served as Zone Manager for Suzuki Motor Corporation from January 2012 to November 2012 and as Mitsubishi District Manager from November 2005 to January 2012 where he oversaw wholesale and retail vehicle sales as well as fixed operations within the district. Additionally, Mr. Vassallo is well-versed in all aspects of the sales process including new product launches, sales training and development, financial forecasting and reviews, distribution/logistics, dealer and supplier relationship-driven programs, contract negotiations, production planning and event marketing activities.

Joel Sheltrown, VP of Governmental Affairs.  Mr. Sheltrown joined Elio Motors in March 2013 to manage governmental affairs and remain knowledgeable of any state or federal statutes or regulations that may impact the Company. He was a state representative for the 103rd district in the Michigan House of Representatives from 2005 to January 2011 and was a professional lobbyist from February 2011 to February 2013 with deep roots in the automotive industry. He provides language and legislative guidance to legislators and regulatory agencies in numerous states. He also lobbies for the elimination of helmet and motorcycle endorsement requirements. Mr. Sheltrown attended Western Michigan University and also Kirtland Community College.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our three highest paid persons who were executive officers or directors during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paul Elio	Chief Executive Officer	250,000	-0-	250,000
Hari Iyer	Chief Operating Officer	250,000	-0-	250,000
Connie Grennan	Chief Financial Officer	150,000	-0-	150,000

Compensation of Directors

We do not compensate our directors for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.  We have no long-term incentive plans.

Future Compensation

Compensation paid to the three individuals listed in the table above for 2015 is at the same levels as 2014.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of October 31, 2015 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group.  We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount of nature of beneficial ownership (2)		Amount and nature of beneficial ownership acquirable		Percent of class(3)
Paul Elio	17,995,000	(4)	-0-		71.8%
Elio Engineering, Inc.	12,750,000		-0-		50.8%
Stuart Lichter	5,000,000		2,214,397	(5)	26.4%
All directors and officers as a group (7 persons)	23,272,500	(4)	2,214,397	(5)	93.4%

*less than 1%

(1)	The address of those listed is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)
Based on 25,077,500 shares outstanding prior to this offering.  Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of September 30, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(4)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.

(5)
Mr. Lichter has the right to convert promissory notes in the principal amount of $1,955,000 into 326,843 shares of common stock.  If Mr. Lichter were to exercise the option held by him to acquire up to 7% of the Company, exclusive of his then existing ownership, he would acquire an additional 1,887,554 shares.  See “Interest of Management and Others in Certain Transactions.”

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Paul Elio and ESG Engineering

The original design for the Elio was conceived by Paul Elio and Elio Engineering, Inc., dba ESG Engineering, a company partially owned and controlled by Paul Elio.  ESG Engineering transferred all rights to the design to the Company, valued at $5,000,000, as consideration for 25,000,000 shares of common stock in the Company.  In addition, we assumed approximately $1,277,187 of payables that ESG Engineering had incurred on behalf of Elio Motors.  At December 31, 2014 and 2013, these outstanding payables were $344,827 and $346,627, respectively.  ESG Engineering transferred 12,250,000 shares of common stock in the Company to Paul Elio in November 2012 in consideration for his services in forming and organizing Elio.

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of the Company with only limited compensation.  Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility.  Stuart Lichter personally guaranteed the payment of this note.  CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014.  CH Capital Lending is an affiliate of Stuart Lichter.  On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016.

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC, an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant shareholders.  We entered into an agreement with Shreveport Business Park in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  Since December 2013, the Company has been obligated to pay taxes, insurance expenses and common expenses with respect to this space and is past due in paying these amounts.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

Advances to Paul Elio

During 2014, we advanced a total of $74,966 to Paul Elio, our Chief Executive Officer.  The advance is non-interest bearing and is due on demand.  In June 2015, we advanced an additional $25,000.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC.  The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2014
March 6, 2014	$1,000,500	July 31, 2016	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$8,097

May 30, 2014	$300,000	July 31, 2016	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$8,806

June 19, 2014	$600,000	July 31, 2016	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$34,111

In addition to the loans described in the table above, during 2015, Mr. Lichter has purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933.  These notes are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.

Options Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of common stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”).  Mr. Lichter may exercise the 5% Option at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000.  This second option permits Mr. Lichter to purchase a number of shares of common stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”).  Mr. Lichter may exercise the 2% Option at any time and from time to time until June 29, 2025 for $3,000,000.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.  As of September 30, 2015, we had 25,077,500 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws.  For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

Common Stock

Voting Rights.  The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.  Arizona law provides for cumulative voting for the election of directors.  As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees.  This may make it easier for minority shareholders to elect a director.

Dividends.  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders.  The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant.  Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights.  There are no redemption or sinking fund provisions applicable to the common stock.  When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders.  Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our common stock.  At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock.  Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Certain Anti-takeover Effects

General.  Certain provisions of our articles of incorporation, our bylaws, and Arizona law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest.  The summary of the provisions of our articles, bylaws and Arizona law set forth below does not purport to be complete and is qualified in its entirety by reference to our articles, bylaws and Arizona law.

Special Meetings of Shareholders.  Our bylaws provide that, except as required by law, special meetings of shareholders may be called by a majority of our Board of Directors, the Chairman of the Board, the President, or shareholders who hold in the aggregate at least 25% of the voting power of the outstanding capital stock of the Company (“Requesting Shareholders”).  Requesting Shareholders must meet certain qualifications and must submit a written request to our Corporate Secretary, containing the information required by our bylaws.  A request for a special meeting made by Requesting Shareholders may be rejected if (1) a meeting of shareholders that included an identical or substantially similar item of business, as determined in good faith by our Board of Directors, was held not more than 90 days before our Corporate Secretary received the request; (2) our Board of Directors has called or calls for a meeting of shareholders to be held within 90 days after our Corporate Secretary receives the request and our Board of Directors determines in good faith that the business to be conducted at such meeting includes similar business to that stated in the request; or (3) the request relates to an item of business that is not a proper subject for shareholder action under, or involves a violation of, applicable law.

Shareholder Proposals and Director Nominations.  A shareholder can submit shareholder proposals and nominate candidates for election to our Board of Directors in connection with our annual meeting if he or she follows the advance notice and other relevant provisions set forth in our bylaws.  With respect to director nominations at an annual meeting, shareholders must submit written notice to our Corporate Secretary at least 180 days prior to the date of the meeting.  With respect to shareholder proposals to bring other business before the annual meeting, shareholders must submit a written notice to our Corporate Secretary not fewer than 90 nor more than 120 days prior to the first anniversary of the date of our previous year’s annual meeting of shareholders.  However, if we have changed the date of the annual meeting by more than 30 days from the anniversary date of the previous year’s annual meeting, the written notice must be submitted no earlier than 120 days before the annual meeting and not later than 90 days before the annual meeting or ten days after the day we make public the date of the annual meeting.

A shareholder must also comply with all applicable laws in proposing business to be conducted and in nominating directors.  The notice provisions of the bylaws do not affect rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 of the Exchange Act.

Amendment to Articles of Incorporation and Bylaws.  Both the Board of Directors and the shareholders must approve amendments to an Arizona corporation’s articles of incorporation, except that the Board of Directors may adopt specified ministerial amendments without shareholder approval.  Unless the articles of incorporation, Arizona law or the Board of Directors would require a greater vote or unless the articles of incorporation or Arizona law would require a different quorum, the vote required by each voting group allowed or required to vote on the amendment would be:

•	a majority of the votes entitled to be cast by the voting group, if the amendment would create dissenters’ rights for that voting group; and

•
in any other case, if a quorum is present in person or by proxy consisting of a majority of the votes entitled to be cast on the matter by the voting group, the votes cast by the voting group in favor of the amendment must exceed the votes cast against the amendment by the voting group.

The Board of Directors may amend or repeal the corporation’s bylaws unless either: (1) the articles or applicable law reserves this power exclusively to shareholders in whole or in part or (2) the shareholders in amending or repealing a particular bylaws provide expressly that the Board may not amend or repeal that bylaw.  An Arizona corporation’s shareholders may amend or repeal the corporation’s bylaws even though they may also be amended or repealed by the Board of Directors.  Our bylaws may not be amended or repealed without the vote of a majority of the Board of Directors then in office or the affirmative vote of a majority of votes cast on the matter at a meeting of shareholders.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 is the transfer agent and registrant for our common stock.

PLAN OF DISTRIBUTION

We are offering a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis.  If $12,600,000 in subscriptions for the shares (the “Minimum Offering”) is not deposited in escrow on or before December 31, 2015 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest.  Subscribers have no right to a return of their funds during the Minimum Offering Period.  If this minimum offering amount has been deposited by December 31, 2015, the offering may continue until the earlier of March 31, 2016 (which date may be extended at our option) or the date when all shares have been sold.  We reserve the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds (the “Over-Subscription Option”).

We are not selling the shares through commissioned sales agents or underwriters.  We will use our existing website, www.eliomotors.com, to provide notification of the offering.  Persons who desire information will be directed to https://www.startengine.com/startup/elio-motors, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.  We will pay StartEngine Crowdfunding, Inc. $20 per investor in cash and warrants to purchase shares of our common stock at $12 per share equal to the cash compensation.  The warrants are exercisable for a period of three years from the final closing date of this offering.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering.  All prospective investors who submitted non-binding indications of interest (“Interest Holders”) will be given the first opportunity to purchase shares, which will be the seven-business-day period commencing upon the qualification of this offering by the Securities and Exchange Commission (SEC) (the “Initial Offering Period”).  All Interest Holders have received and will continue to receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and “what to expect” on the startengine.com website. Upon qualification by the SEC, the email strategy will be supported with a press release to general and financial media, plus social media post on Elio sites.  During the Initial Offering Period, Interest Holders will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states “Invest” in Elio Motors. Accordingly, persons who are not Interest Holders will not be able to log into the website. They will be permitted to leave their email addresses on a “waiting list” and will be notified if an opportunity to invest arises.

Once the “Invest” button is clicked, Interest Holders will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interest Holders will then begin a user friendly process of establishing their personal and financial identity, selecting the number of shares to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

If by the end of the seven-business-day period, we receive subscriptions for more shares than the 2,090,000 being offered, we will reduce proportionately all subscriptions received in excess of the $600 minimum purchase.  If all 2,090,000 shares have not been sold during the initial seven-business-day period, the shares will be offered to the general public. Those on the waiting list will be notified and we will also engage in a comprehensive communications strategy to inform potential investors of the offering opportunity.

If we receive subscriptions for more than 2,090,000 shares, we will consider the following factors (in no particular order or priority) in determining whether and the extent to which we will utilize the Over-Subscription Option:  the amount of over-subscription, our immediate cash needs, and the availability of other sources of financing.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH.  Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth.  In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead.

The investment limitation does not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933.  An individual is an accredited investor if he/she meets one of the following criteria:

•
a natural person whose individual net worth, or joint net worth with the undersigned’s spouse, excluding the “net value” of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with “net value” for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

•
a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person’s spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

•
an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

•
a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

•
a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a “sophisticated person” as described in Rule 506(b)(2)(ii) under Regulation D; or

•	certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

•	contact us and/or our agents, if needed, to gather additional information or clarification from investors;

•	advise us as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

•	provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

•
serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

•	transmit the subscription information data to VStock Transfer, LLC, our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities $2.00 per domestic investor for the anti-money laundering check, bad actor checks for us and our related parties (up to 10 checks at $30 per check), and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered hereby.  If we elect to terminate the offering prior to its completion, we have agreed to reimburse FundAmerica Securities for its out-of-pocket expenses incurred in connection with the services provided under this engagement (including costs of counsel and related expenses) up to an aggregate cap of $10,000.  In addition, we will pay FundAmerica Securities $225 for escrow account set up and a monthly administration fee of $25 per month for so long as the offering is being conducted, but in no event longer than six months, up to $15.00 per investor (depending on whether subscription is by ACH or wire) for processing incoming funds, and $15.00 per wire for outbound funds to us upon the closing of this offering. We will also pay FundAmerica Securities a technology service fee for the technology services provided by its affiliate, FundAmerica Technologies, LLC, of $2.00 for each subscription agreement executed via electronic signature.  We will cap itemized fees to FundAmerica at $399,690 for the minimum subscription amount required to close and up to $953,790 if we achieve the maximum offering proceeds including the over-subscription amount.

Elio Motors employees are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on Elio websites.  They also work with startengine.com in developing the programming to be used for the actual investment process.  They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.

FINANCIAL STATEMENTS

Independent Auditor’s Report

To the Board of Directors of
Elio Motors, Inc.:

We have audited the accompanying financial statements of Elio Motors, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of  financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elio Motors, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA  90064  ●  3011 Townsgate Road, Suite 400, Westlake Village, CA  91361
100 Oceangate, Suite 800, Long Beach, CA  90802  ●  117 East Colorado Boulevard, 6th Floor, Pasadena, CA  91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA  92626  ●  15760 Ventura Boulevard, Suite 1700, Encino, CA  91436
400 W.  Ventura Boulevard, Suite 250, Camarillo, CA 93010  ●  115 West Second Street, Suite 204, Fort Worth, TX  76102

Independent Auditor’s Report
(Continued)

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Los Angeles, California
August 12, 2015

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
DECEMBER 31, 2014 AND 2013

Assets
	2014	2013
Current assets:
Cash and cash equivalents	$374,652	$869,107
Restricted cash held in escrow	476,055	876,229
Prepaid expenses and other current assets	104,383	360,693
Total current assets	955,090	2,106,029

Restricted cash held for customer deposits	4,855,499	1,095,529
Machinery and equipment, net	20,124,788	20,340,169
Facility under capital sublease, net	7,200,000	7,500,000
Other assets	74,966	-

Total assets	$33,210,343	$31,041,727

Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable and accrued liabilities	$4,420,104	$889,451
Customer deposits	913,700	200,250
Advances due to related party	344,827	386,427
Interest payable, current portion	2,122,942	57,563
Convertible notes payable	-	285,000
Note payable, net of discount	1,600,000	26,454
Total current liabilities	9,401,573	1,845,145

Customer deposits, net of current portion	14,852,183	2,616,200
Interest payable, net of current portion	2,241,134	-
Notes payable, net of current portion and discount	18,546,911	26,262,674
Notes payable due to related party, net of discount	10,549,348	-
Capital sublease obligation	7,500,000	7,500,000
Total liabilities	63,091,149	38,224,019

Commitments and contingencies (see notes to financial statements)

Stockholders' deficit:
Common stock, no par value, 1,000,000 shares authorized,
50,155 shares and 50,000 shares issued and outstanding
as of December 31, 2014 and 2013, respectively	15,075,433	13,112,506
Accumulated deficit	(44,956,239)	(20,294,798)
Total stockholders' deficit	(29,880,806)	(7,182,292)

Total liabilities and stockholders' deficit	$33,210,343	$31,041,727

See accompanying notes to financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Costs and expenses:
Engineering, research and development costs	$5,715,716	$6,903,023
General and administrative expenses	5,328,108	1,777,971
Sales and marketing expenses	3,800,353	1,269,987
Total costs and expenses	14,844,177	9,950,981

Loss from operations	(14,844,177)	(9,950,981)

Other income (expense):
Other income	213,382	69,083
Interest expense	(9,998,630)	(3,465,980)
Other expense	(32,016)	(17,350)
Total other expense, net	(9,817,264)	(3,414,247)

Net loss	$(24,661,441)	$(13,365,228)

See accompanying notes to financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

				Total
	Common Stock		Accumulated	Stockholders'
	Shares	Amount	Deficit	Deficit

Balance, December 31, 2012	50,000	$5,690,000	$(6,929,570)	$(1,239,570)

Net loss	-	-	(13,365,228)	(13,365,228)

Issuance of common stock, net of issuance
costs of $77,494 (Note 8)	-	7,422,506	-	7,422,506

Balance, December 31, 2013	50,000	13,112,506	(20,294,798)	(7,182,292)

Net loss	-	-	(24,661,441)	(24,661,441)

Convertible notes payable
converted to equity (Note 4)	-	336,838	-	336,838

Issuance of stock warrants (Note 5)	-	1,101,089	-	1,101,089

Issuance of common stock (Note 8)	155	525,000	-	525,000

Balance, December 31, 2014	50,155	$15,075,433	$(44,956,239)	$(29,880,806)

See accompanying notes to financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash flows from operating activities:
Net loss	$(24,661,441)	$(13,365,228)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	300,000	-
Amortization of discount on note payable	2,107,366	1,189,335
Amortization of deferred financing costs	264,628	312,520
Accrued interest on capital sublease obligation	2,241,134	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	256,310	(354,693)
Other assets	(74,966)	-
Accounts payable and accrued liabilities	5,495,653	889,451
Customer deposits	12,949,433	2,808,100
Interest payable	2,127,217	25,650
Net cash provided by (used in) operating activities	1,005,334	(8,494,865)

Cash flows from investing activities:
Increase in restricted cash	(3,359,796)	(1,866,740)
Purchases of machinery and equipment	-	(3,000,000)
Proceeds from sale of machinery and equipment	215,381	-
Net cash used in investing activities	(3,144,415)	(4,866,740)

Cash flows from financing activities:
Issuance of common stock, net of issuance costs	150,000	7,422,506
Proceeds from notes payable	-	9,850,000
Repayments of notes payable	(9,850,000)	(2,678,509)
Repayments of payables assumed from shareholder	-	(79,532)
Advances received from related party	11,750,500	-
Repayments of advances from related party	(41,600)	(5,200)
Payment of deferred loan costs	(364,274)	(529,043)
Net cash provided by financing activities	1,644,626	13,980,222

Net change in cash and cash equivalents	(494,455)	618,617
Cash and cash equivalents, at beginning of year	869,107	250,490
Cash and cash equivalents, at end of year	$374,652	$869,107

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$5,561,257	$1,938,475
Cash paid during the year for income taxes	$-	$-

Supplemental disclosures of non-cash financing activities:
Convertible notes payable converted to equity	$336,838	$23,000,000
Conversion of accounts payable to note payable	$1,600,000	$7,500,000
Expense recognized under equity grant	$375,000	$5,659,831

See accompanying notes to financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities

Elio Motors, Inc. (an Arizona Corporation) (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to the day’s offerings; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and retails for under $7,600 per vehicle.

Pursuant to the articles of incorporation, the Company is authorized to issue 1,000,000 shares of common stock and 100,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”). The Company’s common stock and preferred shares have no par value. The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued at December 31, 2014 and 2013.

On July 14, 2015, the articles of incorporation were amended and the authorized common stock and preferred stock were modified to 100,000,000 shares and 10,000,000 shares, respectively. In connection with the amendment, the Board of Directors of the Company approved a 500 for 1 common stock split for all outstanding common stock at July 14, 2015.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From inception, the Company has financed its business activities through debt issuance and contributions from shareholders. The Company expects to obtain funding through additional equity placement offerings until it consistently achieves positive cash flow from operations after starting production. Management expects that cash on hand combined with anticipated funding sources will provide the Company with adequate funding through December 31, 2015. There are no assurances that the Company will be able to raise adequate funds, achieve, or sustain profitability or positive cash flows from its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Through December 31, 2014, the Company has not recorded any revenues for the sale of its vehicle product nor does it expect to record revenues of any significant amount of product prior to commercialization of its vehicle. Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next several years as they continue to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock and the discount on debt for detachable warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash held in escrow includes cash deposited in escrow accounts with financial institutions for future payment of property taxes. Long term restricted cash is primarily related to cash proceeds held back from customer deposits deposited with financial institutions as required by the financial institutions.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	10 years

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Warrants

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 4) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, Property, Plant and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recognized for the years ended December 31, 2014 and 2013.

Concentrations of Business and Credit Risk

The business is subject to significant risks, including, but not limited to, the risks in the regulatory approval process, the results of research and development efforts, and competition from other vehicles.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has its cash and cash equivalents on deposit with various financial institutions. Accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Cash may at times exceed the amount covered by FDIC insurance; however management does not believe the Company has significant risk in this area.

Income Taxes

The Company is taxed as a C corporation in the United States of America (“U.S.”). The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2014 and therefore no accruals have been made in the financial statements related to uncertain tax positions. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $3,800,353 and $1,269,987 for the years ended December 31, 2014 and 2013, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consists primarily of contract engineering services, payroll and employee benefits of those employees engaged in research and development activities.

Recent Accounting Pronouncements

In June 2014, the FASB issued a new accounting standard which eliminates the requirements for development stage entities to present inception to date information in the statements of income, cash flows, and shareholder equity, label the financial statements as those of a development stage entity, and disclose a description of the development stage activities in which the entity is engaged. The standard is effective for interim and annual reporting periods beginning after December 15, 2014. Early adoption of the standard is permitted. The Company adopted the new accounting pronouncement in 2013. The accompanying statements of operations, changes in stockholders’ deficit and cash flows have been prepared accordingly and exclude activity from inception to December 31, 2012.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has elected to early adopt such guidance in order to simplify the accounting for its debt issuance costs. The Company has retrospectively applied the ASU 2015-03 to the December 31, 2013 activity included in the accompanying balance sheets at December 31, 2014 and 2013.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issuance Costs (Continued)

ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $264,628 and $312,520 for the years ended December 31, 2014 and 2013, respectively.

Reclassifications

Certain reclassifications have been made to the 2013 financial statements to conform to the 2014 presentation. These reclassifications consist of debt issuances costs within the balance sheets accounted for in accordance with ASU 2015-03, as described above.

NOTE 2.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2014 and 2013:

	2014	2013
Facility under capital sublease	$7,500,000	$7,500,000
Machinery and equipment	20,124,788	20,340,169
Total property and equipment	27,624,788	27,840,169
Less: accumulated depreciation and amortization	(300,000)	-
Property and equipment, net	$27,324,788	$27,840,169

Depreciation expense related to the facility under capital sublease amounted to $300,000 for the year ended December 31, 2014. No depreciation expense has been recorded on the facility under capital sublease for the year ended December 31, 2013. There was no depreciation expense related to machinery and equipment recorded for the years ended December 31, 2014 and 2013. The Company plans to start production in the fourth quarter of 2016 at which time the machinery and equipment will be placed in service.

The Company plans to dispose of excess or not strategically useful machinery and equipment in future years. Management has identified $14,875,319 of machinery and equipment identified for disposal at December 31, 2014. However, management has determined that the sale of the identified machinery and equipment does not meet the requirements for held for sale as defined by FASB ASC 360, Property, Plant and Equipment since the sale is not probable and expected to be completed within one year. No impairment has been recorded as of December 31, 2014 and 2013 in the accompanying financial statements in regards to the potential sale of the machinery and equipment.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 3.	CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of December 31, 2014 and 2013, the Company received refundable deposits of $913,700 and $200,250, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of December 31, 2014 and 2013, the Company received nonrefundable deposits of $14,852,183 and $2,616,200, respectively. The nonrefundable deposits are included in long term liabilities in the balance sheets since production is expected to begin in the fourth quarter of 2016.

NOTE 4.	LONG-TERM DEBT

Senior Promissory Note

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and is personally guaranteed by a shareholder. The note incurs interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) a related party, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which defers the enforcement of the collection of the promissory note until July 31, 2016. The debt is included in long term liabilities in the accompanying balance sheets.

Interest expense incurred on this note for the year ended December 31, 2014 and 2013 amounted to $1,238,155 and $1,264,083, respectively. During December 2013, the Company entered into the first amendment to the promissory note, which required the prepayment of the remaining interest due under the amended note at December 31, 2013. The Company prepaid $247,250, which is included in prepaid expenses and other current assets in the accompanying balance sheets at December 31, 2013, in accordance with the first amendment to the promissory note. The Company had no prepaid interest at December 31, 2014.

The debt is reflected net of debt issuance costs of $212,493 and $52,237 in the accompanying balance sheets at December 31, 2014 and 2013, respectively.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 4.	LONG-TERM DEBT (Continued)

Subordinated Promissory Notes

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“RACER”) for $23,000,000. The promissory note is secured by a subordinated lien on certain machinery and equipment with an original value of $20,124,788. The note is non-interest bearing. In accordance with ASC 835-30, Imputation of Interest, a discount of $5,659,831 was recorded to reflect an imputed interest rate of 12% per annum which is based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates.

The outstanding balance and unamortized debt discount amounted to $21,038,818 and $2,389,228, respectively, at December 31, 2014. The outstanding balance and unamortized debt discount amounted to $21,126,147 and $4,470,496 at December 31, 2013, respectively. Monthly minimum payments of $173,500 per month are due beginning November 1, 2013 through September 1, 2016. The remaining outstanding principal is due on maturity September 1, 2016.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014. Accrued default interest amounted to $1,942,267 at December 31, 2014 under the subordinated promissory note. There was no accrued default interest at December 31, 2013. Default interest expense incurred amounted to approximately $4,016,000 and $220,614 for the year ended December 31, 2014 and 2013.

On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER. The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017. The principal balance outstanding shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

The debt is reflected net of debt issuance costs of $102,679 and $164,286 in the accompanying balance sheets at December 31, 2014 and 2013, respectively.

On December 5, 2014, the Company converted $1,600,000 of payables owed to one of the research and development vendors to a promissory note. The note incurs interest at the Federal Funds rate (0.34% at December 31, 2014) per annum. The outstanding principal and interest are payable at maturity on December 31, 2015. Interest expense incurred on the note for the year ended December 31, 2014 amounted to $255.

Related Party Subordinated Promissory Notes

On June 19, 2014, the Company entered into a promissory note agreement with a shareholder of the Company for $600,000. The promissory note incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to July 31, 2016. The outstanding principal and interest amounted to $600,000 and $34,111, respectively, at December 31, 2014. Interest expense incurred on the note for the year ended December 31, 2014 amounted to $34,111.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 4.	LONG-TERM DEBT (Continued)

Related Party Subordinated Promissory Notes (Continued)

On March 6, 2014, the Company entered into a promissory note agreement with a shareholder of the Company for $1,000,500. The promissory note incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at July 31, 2016. The outstanding principal and interest amounted to $1,000,500 and $8,097, respectively, at December 31, 2014. Interest expense incurred on the note for the year ended December 31, 2014 amounted to $8,097.

On May 30, 2014, the Company entered into a promissory note agreement with a shareholder of the Company for $300,000. The promissory note incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at July 31, 2016. The outstanding principal and interest amounted to $300,000 and $8,806, respectively, at December 31, 2014. Interest expense incurred on the note for the year ended December 31, 2014 amounted to $8,806.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2014, the unamortized discount amounted to $988,659. Amortization of the discount amounted to $112,430 during 2014 using the effective interest method, which is included in the accompany statements of operations. See Note 5 for additional information regarding the warrants.

Estimated future amortization of the debt discount at December 31, 2014 is as follows:

Years ending December 31,
2015	$624,416
2016	364,243
Total	$988,659

Convertible Notes Payable

The Company had executed various unsecured convertible notes payable (“convertible notes”) to multiple individuals and trusts. The convertible notes incurred interest, payable upon maturity, at 9% per annum on the principal amount. The convertible notes convert to common stock based on 200% of the ratio of the convertible note principal amount over the value of the Company.

At December 31, 2013, $285,000 and $57,563 of convertible notes principal and accrued interest, respectively, remained outstanding. At December 31, 2013, no convertible notes had been converted. During February 2014, the outstanding convertible notes and accrued interest were converted to 825 shares of common stock, which were transferred from the President and CEO’s personal holdings to the convertible note holders. The President and CEO did not receive any compensation for this transfer of shares. There are no outstanding convertible notes at December 31, 2014.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 4.	LONG-TERM DEBT (Continued)

Annual principal maturities of long-term debt are as follows:

Years ending December 31,
2015	$1,944,827
2016	32,876,647
Total	34,821,474
Less: amount representing imputed interest	(2,476,557)
Less: amount representing deferred loan costs	(315,172)
Less: amount representing discount on debt	(988,659)
31,041,086
Less: current portion	(1,944,827)
$29,096,259

NOTE 5.	WARRANTS

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 from a stockholder, the Company issued detachable warrants for the purchase of up to an aggregate of 5% of the Company’s common stock as of the date of the option agreement at an exercise price of $7,500,000. These warrants are exercisable, in whole or part at any time up until the expiration of the warrant agreement at December 15, 2024. The aggregate fair value attributed to these detachable warrants was $839,375.

The fair value for the warrant issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.0%
Volatility	55.30%
Risk free interest rate	0.4%
Expected life	10 years

As of December 31, 2014, none of the warrants had been exercised.

During 2014, in connection with obtaining subordinated promissory notes for $300,000 from a stockholder, the Company issued detachable warrants for the purchase of up to an aggregate of 2% of the Company’s common stock as of the date of the option agreement at an exercise price of $3,000,000. These warrants are exercisable, in whole or part at any time up until the expiration of the warrant agreement June, 29, 2025. The aggregate fair value attributed to these detachable warrants was $261,714.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 5.	WARRANTS (Continued)

The fair value for the warrant issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.0%
Volatility	55.30%
Risk free interest rate	0.5%
Expected life	10 years

As of December 31, 2014, none of the warrants had been exercised.

NOTE 6.	INCOME TAXES

The Company has not recorded a provision for income taxes for the years ended December 31, 2014 and 2013 since the Company has incurred net losses from inception to December 31, 2014. The Company had deferred tax assets of $14,974,675 and $5,757,599 related to net operating loss carryforwards, which were fully reserved at December 31, 2014 and 2013, respectively, as further discussed below. The Company did not have any deferred tax liabilities at December 31, 2014 and 2013.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or the availability of refunds of previously paid taxes. The Company had federal and state net operating loss (“NOL”) carryforwards of approximately $37,437,000 and $14,394,000 at December 31, 2014 and 2013, respectively. These NOL carryforwards expire at various dates starting in December 31, 2016 for state and December 31, 2031 for federal returns. Management recorded a valuation allowance for $14,974,675 and $5,757,599 as of December 31, 2014 and 2013, respectively, against the deferred tax assets related to these NOL carryforwards, as realization of the benefits of these assets is uncertain. Management’s assessment is based on the Company’s historical and projected future taxable income.

NOTE 7.	CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,343 are payable monthly. Capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend. The Company recognized $2,241,134 in interest expense under this sublease agreement for the year ended December 31, 2014, which is included in long term interest payable on the accompanying balance sheets as of December 31, 2014. No interest expense was recognized under this sublease agreement for the year ended December 31, 2013 as the amount is insignificant to the financial statements.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 7.	CAPITAL SUBLEASE OBLIGATION (Continued)

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment deferred the monthly sublease payments of $249,343 until February 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 shall be deferred and shall be due and payable in full on August 1, 2016 under the amendment.

Future minimum sublease payments under the noncancelable capital sublease are summarized as follows based on the amendment dated July 31, 2015 as described above:

Years ending December 31,
2015	$-
2016	2,742,773
2017	2,992,116
2018	2,992,116
2019	2,992,116
Thereafter	58,841,158
Total minimum sublease payments	70,560,279
Less: amount representing interest	(63,060,279)
$7,500,000

NOTE 8.	STOCKHOLDERS’ DEFICIT

During December 2013, in connection with an investor’s capital contribution of $7,422,506, net of equity issuance fees of $77,494, the President and CEO transferred 10,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

During 2009, the Company received lobbying services from Black Swan, LLC (“Black Swan”). In exchange for these lobbying services, the Company issued a contingent equity grant. Black Swan is entitled to receive up to 4% of outstanding common stock of the Company if the Company receives funding in excess of $10,000,000 under the Advanced Technology Vehicle Manufacturing program. On July 17, 2014, the Company entered into an amended agreement where Black Swan relinquished their contingent equity grant in exchange for 125 shares of common stock. The Company recorded the common stock granted to Black Swan using the relative fair value approach based on the Company’s estimated fair value. The grant vested immediately and $375,000 was recorded to general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2014.

During December 2014, two of the Company’s board members contributed $150,000 in exchange for 30 shares of common stock.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 9.	COMMITMENTS AND CONTINGENCIES

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of vehicle at the time of customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $7,435,000 and $1,308,100 as of December 31, 2014 and 2013, respectively.

Legal

In management’s opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

NOTE 10.	RELATED PARTY TRANSACTIONS

During 2012, as part of the acquisition of the design rights for the vehicle, the Company assumed $426,159 in payables from a shareholder, ESG Engineering. There are no scheduled repayment terms, and the payables are non-interest bearing. Outstanding payables assumed amounted to $344,827 and $346,627 as of December 31, 2014 and 2013, respectively. The assumed payables are included in current liabilities on the accompanying balance sheets.

During 2014, the Company advanced to its President and CEO $74,966. This advance is reflected on the balance sheets as a long term asset. The advance is non-interest bearing and is due on demand. As of the date of the audit report, the President and CEO had not repaid the advance.

At December 31, 2013, the Company had advances due to a related party of $39,800. Accordingly, the advances are included in current liabilities on the accompanying balance sheets. The related party advances were repaid during 2014.

On August 1, 2014, CH Lending, a related party, purchased the promissory note from GemCap as further described in Note 4. In conjunction with the purchase, the Company and CH Lending entered into the fourth amendment to the promissory note which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

During 2014, the Company entered into three subordinated promissory notes with a stockholder of the Company for total proceeds of $1,900,500 as further discussed in Note 4 above. The secured promissory notes included detachable warrants as discussed in Note 4 and Note 5 above.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through August 12, 2015, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 1, Note 4, Note 7 and below.

During 2015, the Company issued various convertible notes for combined proceeds of approximately $2,500,000.

As of August 12, 2015, the Company has received additional refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $128,000 and $1,979,000, respectively.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
JUNE 30, 2015 AND DECEMBER 31, 2014

	Unaudited
Assets	June 30, 2015	December 31, 2014
Current Assets
Cash and cash equivalents	$148,916	$374,652
Restricted cash held in escrow	849,935	476,055
Prepaid expenses and other current assets	546,095	104,383
Total Current Assets	1,544,946	955,090

Restricted cash held for customer deposits	5,344,902	4,855,499
Machinery and equipment, net	18,045,489	20,124,788
Facility under capital sublease, net	7,050,000	7,200,000
Other assets	99,966	74,966
Total Assets	$32,085,303	$33,210,343

Liabilities and Stockholders' Deficit

Current Liabilities
Accounts payable and accrued liabilities	$5,397,653	$4,420,104
Customer deposits	1,042,150	913,700
Advances due to related party	344,127	344,827
Interest payable, current portion	4,297,675	2,122,942
Note payable, net of discount	1,094,981	1,600,000
Total Current Liabilities	12,176,586	9,401,573

Customer deposits, net of current portion	17,235,694	14,852,183
Interest payable, net of current portion	2,241,134	2,241,134
Convertible notes payable	2,174,907	-
Notes payable, net of current portion and discount	19,057,311	18,546,911
Notes payable due to related party, net of discount	10,417,625	10,549,348
Capital sublease obligation	7,500,000	7,500,000
Total Liabilities	70,803,257	63,091,149

Commitments and contingencies (see notes to financial statements)

Stockholders' deficit:
Common stock, no par value, 1,000,000 shares authorized,
50,155 shares issued and outstanding	15,075,433	15,075,433
Accumulated deficit	(53,793,387)	(44,956,239)

Total Liabilities and Stockholders’ Deficit	$32,085,303	$33,210,343

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

	Unaudited
	June 30, 2015	June 30, 2014
Costs and Expenses:
Engineering, research and development costs	$26,506	$3,381,502
General and administrative expenses	3,265,680	2,567,883
Sales and marketing expenses	1,480,536	1,502,047
Total costs and expenses	4,772,722	7,451,432

Loss from operations	(4,772,722)	(7,451,432)

Other income (expense):
Other income	4	212,077
Interest expense	(4,064,430)	(1,941,866)
Other expense	-	-
Total other income and expenses	(4,064,426)	(1,729,789)

Net Loss	$(8,837,148)	$(9,181,221)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS’S DEFICIT
JUNE 30, 2015 AND DECEMBER 31, 2014

	Accumulated	Stockholders’
	Deficit	Equity/Deficit
Balance at December 31, 2012	$(6,929,570)	$(1,239,570)

Issuance of stock	-	7,422,506
Net loss	(13,365,228)	(13,365,228)
Balance at December 31, 2013	$(20,294,798)	$(7,182,292)

Convertible notes payable converted to equity	-	336,838
Issuance of stock warrants	-	1,101,089
Issuance of stock	-	525,000
Net loss	(24,661,441)	(24,661,441)
Balance at December 31, 2014	$(44,956,239)	$(29,880,806)

Net loss	(8,837,148)	(8,837,148)
Period Ending June 30, 2015 (Unaudited)	$(53,793,387)	$(38,717,954)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

	Unaudited
	June 30, 2015	June 30, 2014
Cash Flows From Operating Activities
Net Income	$(8,837,148)	$(9,181,221)

Depreciation and amortization	561,737	-

Prepaid expenses	(249,560)	342,737
Other assets	(529,318)	(632,579)
Accounts payable and accrued liabilities	477,484	3,762,284
Deferred reserves	128,450	382,250
Net Cash Provided by Operating Activities	$(8,448,355)	$(5,326,529)

Cash Flows From Investing Activities
Purchases of equipment and facility	2,079,299	83,040
Deferred financing	(551,118)	(1,326)
Net Cash Provided by Investing Activities	$1,528,181	$81,714

Cash Flows from Financing Activities
Deferred non-refundable reserves	2,383,512	4,673,527
Loans	2,547,756	(366)
Convertible notes	1,763,171	(275,000)
Other financing	-	486,838
Net Cash Provided by Financing Activities	$6,694,438	$4,884,999

Net Change in Cash and Equivalents	(225,736)	(359,816)

Cash at Beginning of Period	374,652	869,107

Cash at End of Period	$148,916	$509,291

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015 (UNAUDITED)

The financial information presented should be read in conjunction with the entity's latest annual audited financial statements to obtain full disclosure information.

NOTE 1.	BASIS OF PRESENTAION
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2.	ORGANIZATION AND BUSINESS ACTIVITIES
On July 14, 2015, the articles of incorporation were amended and the authorized common stock and preferred stock were modified to 100,000,000 and 10,000,000 shares, respectively.  In connection with the amendment, the Board of Directors of the Company approved a 500 for 1 common stock split for all outstanding common stock at July 14, 2015.

NOTE 3.	PROPERTY AND EQUIPMENT
The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of our secured creditors.  Through June 30, 2015, the equipment sales were $2,118,799 with $469,461 held in escrow, $1,467,209 applied to the senior promissory notes principal and interest and the balance paid in fees.

NOTE 4.	CUSTOMER DEPOSITS
The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of June 30, 2015, the Company received refundable deposits of $1,042,150 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $17,235,694 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since production is expected to begin in the fourth quarter of 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015 UNAUDITED

NOTE 5.	LONG TERM DEBT

Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”) a related party, which defers the enforcement long term liabilities in the accompanying balance sheet.

The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with our secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through June 30, 2015, the amount applied to principal and interest was $1,467,209.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017.  The principal balance outstanding shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016.

On March 13, 2015, the Company signed an installment payment agreement with IAV Automotive Engineering, Inc.  The agreement confirms the balance of the outstanding debt to be $1,323,000 and requires monthly payments of $150,000 to be made on the 15th day of each month with the balance paid in full by December 1, 2015.

Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of June 30, 2015, the notes issued totaled $2,164,460 with accrued interest of $10,447.

NOTE 6.	COMMITMENTS AND CONTINGENCIES

Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $8,186,954 at June 30, 2015.

NOTE 7.	RELATED PARTY TRANSACTIONS
Through June 30, 2015, the Company issued three convertible subordinated secured notes to a shareholder of the Company for a total of $1,350,000.  On June 19, 2015, the Company advanced to its President and CEO $25,000.

PART III

Index to Exhibits

Item 17 Number	Exhibit
2.1	Articles of Incorporation, as amended*
2.2	Amended and Restated Bylaws*
3.1	Form of Convertible Subordinated Secured Note due September 30, 2022*
3.2	Form of Registration Rights Agreement*
3.3	Form of Pledge and Security Agreement*
3.4	Form of StartEngine Warrant*
4.1	Form of Subscription Agreement
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013*
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013*
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013*
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014*
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014*
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015*
6.6	Promissory Note to Racer Trust*
6.7	Security Agreement with Racer Trust*
6.8	First Amendment to Promissory Note*
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014*
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015*
6.11	Promissory Note and Security Agreement to IAV Automotive Engineering, Inc. dated December 5, 2014*
6.12	Installment Payment Agreement with IAV Automotive Engineering, Inc. dated March 13, 2015*
6.13	Promissory Note to Stuart Lichter dated March 6, 2014*
6.14	Promissory Note to Stuart Lichter dated May 30, 2014*
6.15	Secured Promissory Note to Stuart Lichter dated June 19, 2014*
6.16	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015*
6.17	Option Agreement with Stuart Lichter dated as of December 15, 2014*
6.18	Option Agreement with Stuart Lichter dated as of June 29, 2015*
6.19	Form of Broker-Dealer Services Agreement with FundAmerica Securities, LLC
6.20	Form of Technology Services Agreement with FundAmerica Technologies, LLC*
8.1	Form of Escrow Agreement
10.1	Power of attorney – reference is made to the signature page of this offering statement*
11.1	Consent of Holthouse Carlin & Van Trigt LLP*
11.2	Consent of Berline*
12.1	Opinion of Dill Dill Carr Stonbraker & Hutchings, P.C.*
13.1	Testing the Waters materials*

*filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on November 18, 2015.

ELIO MOTORS, INC.

By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Elio and Hari Iyer, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-A offering statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Elio	Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2015
Paul Elio
/s/ Connie Grennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 18, 2015
Connie Grennan
*	Director	November 18, 2015
Hari Iyer
*	Director	November 18, 2015
James Holden
*	Director	November 18, 2015
Stuart Lichter
*	Director	November 18, 2015
David C. Schembri
*	Director	November 18, 2015
Kenneth L. Way

*By: /s/ Paul Elio, Attorney-in-fact